

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

May 19, 2005

via facsimile and U.S. mail

Mr. Martin Rip
Chief Financial Officer
Pine Valley Mining Corporation
501 - 535 Thurlow Street
Vancouver, BC
Canada V6E 3L2

   Re: **Pine Valley Mining Corporation**
      Form 20-F, filed September 30, 2004
      File No. 0-12660

Dear Mr. Rip:

Re:

   Form 10-K for the fiscal year ended
   File No.

Dear Mr. Rip:

   We have completed our review of your Form 20-F and have no further comments at this time.

   You may contact Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

      Sincerely,

      H. Roger Schwall
      Assistant Director